

January 6, 2012

Via E-mail
Daniel G. Cohen
Chairman of the Board and Chief Executive Officer
Institutional Financial Markets, Inc.
Cira Centre
2929 Arch Street, 17th Floor
Philadelphia, PA 19104

> **Re:** **Institutional Financial Markets, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 4, 2011**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2011**
> **Filed November 9, 2011**
> **File No. 001-32026**

Dear Mr. Cohen:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010
Item 1. Business
Permanent Capital Vehicles, page 9

1.   Please identify the other party in your Star Asia Management joint venture and tell us why you believe you are not required to file the joint venture agreement as an exhibit to your filing.

Item 8. Financial Statements and Supplementary Data
Note 10 – Fair Value Disclosures, page F-37
U.S. Government Agency Mortgage-Backed Securities and Collateralized Mortgage Obligations, page F-41

2.   We note in valuing your securities such as U.S. government agency mortgage-backed securities and collateralized mortgage obligations as well as your investment in Star Asia as discussed on page F42 you may utilize an internal valuation model to determine the respective fair value. Please expand your disclosure in future filings to describe the type of valuation models used and assumptions made when determining the fair value of Star Asia and the U.S. government agency mortgage-backed securities and collateralized mortgage obligations securities.

Note 27 – Commitments and Contingencies, page F-77
Legal and Regulatory Proceedings, page F-77

3.   You have disclosed that management believes that none of its routine legal proceedings will have a material adverse effect on the company's financial condition. Please expand your disclosure in future filings to discuss the effect of such proceedings on the company's operations and cash flows.

4.   In addition, ASC Subtopic 450-20 requires you to establish accruals for litigation and other contingencies when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. When a loss is not both probable and estimable, an accrual is not recorded, but disclosure of the contingency is required to be made when there is at least a reasonable possibility that a loss or an additional loss has been incurred. To the extent that you are unable to assert that the effect of such proceedings are not material to your results of operations and cash flows, please revise your future filings to disclose an estimate of the possible loss or range of loss in excess of amounts accrued or to state that such an estimate cannot be made.

Item 11. Executive Compensation
Definitive Proxy Statement on Schedule 14A filed on April 26, 2011
Compensation of Executive Officers, page 16

5.   Please expand the footnote disclosure to provide the following additional information:
        • A general description of the formula or criteria to be applied in determining the amounts paid pursuant to any non-equity incentive plans; and
        • the factors that the Compensation Committee considered when determining to pay out the awards 60% in cash and 40% in equity.

        Please refer to Item 402(o) of Regulation S-K for additional information.

Form 10-Q for the Fiscal Quarter Ended September 30, 2011
Note 4 – Acquisitions, page 13
PrinceRidge, page 13

6.   We note you entered an agreement with PrinceRidge Partners LLC in which you
        contributed $45 million, comprised of cash, amounts payable, and all of the equity
        ownership interests in Cohen & Company Capital Markets, LLC, in exchange for a 70%
        interest in each of the PrinceRidge Entities. You determined that the purchase price of
        this acquisition was $18.5 million, which represents the fair value of the redeemable non-
        controlling interest of PrinceRidge.   Explain to us how you concluded that the value of
        the PrinceRidge's equity interests was a more reliably measurable in determining the
        purchase price than the fair values of the assets transferred and the equity interests issued
        by the company. Tell us whether you have an estimation of the value of the equity
        ownerships interest in Cohen & Company Capital Markets, LLC. If you have such
        values, tell us the amount of such values and tell us how the valuation of the acquisition
        using the value of Cohen & Company Capital Markets, LLC as a basis for the purchase
        price compares to the purchase price used based on the fair value of the redeemable non-
        controlling interests of PrinceRidge.

Note 15 – Debt, page 42

7.   On page 43, we note that you commenced an offer to exchange all of the company's
        outstanding 7.625% Contingent Convertible Senior Notes (Old Notes) for a new series of
        10.50% Contingent Convertible Senior Notes (New Notes). Please tell us, and disclose in
        future filings, the conversion features of the New Notes. In addition, explain to us how
        you have analyzed the guidance in ASC 815 in evaluating whether the conversion
        features of the New Notes are embedded derivatives that should be separated from the
        debt host and accounted for in accordance with ASC 815. In addition, please tell us how
        you analyzed ASC 470-50 in determining whether the terms between the New Notes
        were substantially different from the Old Notes.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Trotter at (202) 551-3472 or Kevin Vaughn at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director